

DIVISION OF
CORPORATION FINANCE

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628**

January 29, 2010

<u>Via U.S. Mail and Facsimile</u>

Gregory E. McKelvey
President/CEO/Director
Animas Resources Ltd.
410 – 325 Howe Street
Vancouver, British Columbia
Canada V6C 1Z7

> **Re: Animas Resources Ltd.**
> **Amendment No. 1 to Form 20-F**
> **Filed August 10, 2009**
> **Response Letter Dated August 7, 2009**
> **Response Letter Dated November 25, 2009**
> **File No. 0-53294**

Dear Mr. McKelvey:

    We have completed our review of your Form 20-F and related filings and have no further comments at this time.

                    Sincerely,

                    H. Roger Schwall
                    Assistant Director

cc: Al Korelin (360-326-1952)
       Sean Donahue
       Jill Davis
       John Cannarella
       Ken Schuler